

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

Ronald L. Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

> **Re: National American University Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2014**
> **Response dated April 20, 2015**
> **File No. 001-34751**

Dear Mr. Shape:

We have reviewed your April 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary of Significant Accounting Polices

Academic Revenue Recognition, page 91

1.   We note your response to comment number 3. It appears to us that on the day the student withdraws from a course and you are required to return the Title IV funds, you should reassess your revenue recognition policy to determine whether collectability continues to be reasonably assured. If collectability is not reasonably assured; it appears that you should recognize revenue on a cash basis. In this regard, tell us about your historical collection experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

2.   Your response to comment 3 contradicts your assertion on comment 2. It is unclear to us why you continue recognizing revenue after the student withdraws. Please tell us in detail the instances that you recognize revenue after a student withdraws.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director